Updated:  July 15, 1999

                                   EXHIBIT B
                             FIRSTAR STELLAR FUNDS

   This Plan is adopted by Firstar Stellar Funds with respect to the Class of Shares of the portfolios of the Trust set forth below.

   In compensation for the services provided pursuant to this Plan, the Distributor will be paid a monthly fee computed at the annual rate of 1% of the average aggregate net assets of the Funds held during the month.

   If a Y class of shares is created for the Fund, the other class(es) (A, B or C) will pay a monthly fee as discussed above.


Science & Technology Fund - B